Exhibit 99.2

Banco Santander Chile 1Q19 Results April 30, 2019

 Important information Banco Santander Chile caution that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance. Note: the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences. Please refer to our 2018 20-F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles. All figures presented are in nominal terms. Historical figures are not adjusted by inflation. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

Agenda Macro-economic environment Strategy update Results Outlook

4 4 2.8 1.7 2.9 2.3 2.8 2016 2017 2018 2019 (e) 2020 (e) 1.6 1.5 4.0 3.0 3.2 2016 2017 2018 2019 (e) 2020(e) 3.50 2.50 2.75 3.00 3.25 2016 2017 2018 2019 (e) 2020 (e) Solid economic growth in 2019 driven by investment… Macroeconomic environment Source: Banco Central de Chile and estimates Santander Chile YoY real growth,% % Annual change in UF inflation,% GDP Inflation Central Bank ST Reference Rate -1.3 -2.7 4.7 5.4 4.8 2016 2017 2018 2019 (e) 2020 (e) Investment YoY real growth of fixed capital formation,%

5 5 0.0 0.8 0.8 0.8 2.3 1Q19 2Q19 3Q19 4Q19 2019 1.8 2.5 4.4 3.3 3.0 1Q19 2Q19 3Q19 4Q19 2019 2.75 3.00 3.00 3.00 3.00 4Q18 1Q19 2Q19 3Q19 4Q19 ..with growth & inflation picking up in the coming quarters Macroeconomic environment Source: Banco Central de Chile and estimates Santander Chile YoY real growth,% % Annual change in UF inflation,% Quarterly GDP Inflation Central Bank ST Reference Rate Quarterly average of 0.7- 0.8% UF variation to reach 2.3% for the year

6 6 Agenda Macro-economic environment Strategy and results Outlook

7 7 3 objectives for healthy growth / higher profitability Strategy and results I … by increasing client loyalty through an improved client experience and quality of service and expanding digital banking capabilities II Optimizing profitability and capital use to increase shareholder value in time III Re-focusing on growth as economy recovers…

8 8 Unbanked population: Individuals & SMEs Middle-income High income Offer transactional products with access to digital economy Build a lasting relationship with our clients while controlling the risk Offer a differentiated and specialized service to gain their loyalty Investment hubs WORK CAFÉ •Open to everyone •Co-working •No hay back-office •Cheaper to open •More productive •More profitable Offering innovative proposals for each market segment We have announced an investment plan of US$380 million for the period of 2019-2021 in technology, branch upgrading and new products and services. Segment Challenge Approach Build a lasting relationship with our clients while controlling the risk Strategy: II. Increasing client loyalty and expanding digital banking Increase SME access to banks and to digital economy Acquiring Unbanked population: Individuals & SMEs Middle-income High income We have announced an investment plan of US$380 million for the period of 2019-2021 in technology, branch upgrading and new products and services.

9 9 •Banco Santander Chile entered into an agreement with SKBergé Financiera S.A. to acquire its 49% share ownership in Santander Consumer Chile S.A., for Ch$59,063 million. •The final outcome of the operation will depend on the conclusion of the contractual agreements and the time it takes to achieve the necessary regulatory authorizations. Intention to enter high growing auto loan business announced Strategy and results Banco Santander S.A. (Santander Group) SKBergé Financiamiento S.A. Santander Consumer Finance Chile 49% 51% Currently: Santander Consumer Finance Chile

10 10 11.6% 11.9% 12.0% 11.9% 11.2% 7.5% 9.3% 8.6% 9.0% 8.6% 2014 2015 2016 2017 2018 NIM NIM net of risk Santander Consumer Finance: Financial Summary Strategy and results 202 218 228 303 388 13.3% 7.9% 5.0% 32.5% 28.3% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% - 50 100 150 200 250 300 350 400 450 2014 2015 2016 2017 2018 Loans Var.% 5.6% 4.2% 3.2% 2.8% 2.7% 100.4% 83.8% 108.5% 124.1% 135.7% -10.00% 10.00% 30.00% 50.00% 70.00% 90.00% 110.00% 130.00% 150.00% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 2014 2015 2016 2017 2018 NPL Coverage Ch$bn and YoY growth,% Total loans % NPL & Coverage ratio % NIM & NIM net of risk % ROE Source: Company reports and Santander Chile estimates 15.9% 22.9% 17.4% 23.4% 20.1% 2014 2015 2016 2017 2018

11 11 20,144 20,809 20,762 21,809 21,462 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Funding strategy driven by efforts to … Ch$bn Strategy: I. Re-focusing on growth as economy recovers… 1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management, a subsidiary of SAM Investment Holdings Limited. 2. (Net Loans – portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). 3. LCR: Liquidity Coverage Ratio under new SBIF rules. 4. NSFR: Net Stable Funding Ratio according to internal methodology. These are not the Chilean models Total Deposits +6.5% Ch$bn 3M19 YoY QoQ Demand 8,526 4.3% (2.5%) Time 12,936 8.1% (1.0%) Total Deposits 21,462 6.5% (1.6%) Mutual funds1 5,817 8.0% 4.3% Loans to deposits2 99.1% LCR3 126.9% NSFR4 108.8%

12 12 …defend our funding costs as short term rates rise… Strategy: I. Re-focusing on growth as economy recovers… 1. Interest expense paid over nominal CLP deposits divided by CLP nominal deposits. Source of data to construct ratio = SBIF CLP Time Deposit Cost Evolution1 2.9% 2.9% 2.8% 3.0% 3.1% 3.2% Dec-17 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Santander Chile BCI

13 13 …and maintain healthy liquidity ratios Strategy: I. Re-focusing on growth as economy recovers… 1. LCR: Liquidity Coverage Ratio under new SBIF rules. Source: Company information 127% 92% 116% 100% 146% 110% Local LCR1 Minimum Requirement 60% Average 115%

14 14 28,344 29,234 29,973 30,282 30,600 Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Ch$bn Strategy: I. Re-focusing on growth as economy recovers… 1. Includes other commercial loans to individuals. 2. Includes other non-segmented loans and interbank loans Total Loans Loan growth driven by Individuals and Middle-market in the quarter +8.0% +1.1% Ch$bn 3M19 YoY QoQ Individuals1 17,150 9.6% 1.4% Consumer 4,920 7.1% 0.9% Mortgages 10,335 11.5% 1.8% SMEs 3,833 2.7% (0.8%) Retail 20,983 8.3% 0.9% Middle Market 7,885 13.0% 2.5% Corporate (SCIB) 1,591 (15.7%) (5.4%) Total2 30,600 8.0% 1.1% 2019: Loan growth forecast 8-10% expected with an acceleration of retail loans

15 15 Lower inflation and higher short term rates contracts the NIM Strategy: I. Re-focusing on growth as economy recovers… 1.Annualized Net interest income divided by average interest earning assets. 2. Annualized gross interest income divided by average interest earning assets. 3. Annualized interest expense divided by sum of average interest bearing liabilities and demand deposits. Averages calculated using monthly figures.

NIM1 & Inflation Net Interest Income Ch$bn 3M19 YoY QoQ Net interest income 322.7 (6.9%) (9.8%) Average interest-earning assets 31,836 3.7% 1.0% Average loans 29,145 4.2% 4.5% Interest earning asset yield2 5.6% -131bp -160bp Cost of funds3 1.73% -77bp -118bp NIM YTD 3.9% -61bp

NIM should improve given rate and inflation outlook for the rest of the year 16 16 2.4% 2.2% 2.0% 1.8% 1.7% 6.8% 6.4% 6.0% 5.6% 5.5% 256% 264% 312% 316% 324% Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 NPL(1) Impaired Loans(2) Coverage (3) 2.3% 2.2% 2.2% 2.1% 2.0% 6.4% 6.2% 6.0% 5.9% 5.9% 123% 124% 125% 129% 131% Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 NPL(1) Impaired Loans (2) Coverage (3) 1. 90 days or more NPLs. 2.Impaired NPLs + restructured loans 3. Loan loss reserves over NPLs. Includes the additional provisions for Consumer recognized in 3Q18 for Ch$20,000 million % of loans 2.6% 2.6% 2.6% 2.7% 2.7% 7.2% 6.9% 6.7% 6.8% 6.9% 122% 122% 117% 115% 116% Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 NPL(1) Impaired Loans (2) Coverage (3) % of loans % of loans 1.8% 1.7% 1.7% 1.3% 1.2% 5.1% 5.0% 4.9% 4.7% 4.6% 40.7% 40.9% 40.1% 48.0% 49.5% 0.0% 10.0% Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 NPL(1) Impaired Loans (2) Coverage (3) % of loans Positive evolution of asset quality Total loans Commercial loans Consumer loans Mortgage loans Strategy: I. Re-focusing on growth as economy recovers…

17 17 1.1% 1.0% 3M18 3M19 -3bp 3.5% 3.0% 3M18 3M19 -50bp 4.5% 3.9% 3M18 3M19 NIM1 -61bp Cost of Credit2 NIM net of risk3 Low cost of credit partially mitigates lower gross NIM Strategy: I. Re-focusing on growth as economy recovers… 1. Annualized Net interest income divided by average interest earning assets 2. Annualized Net interest income net of provisions divided by the average interest earning assets. Averages are calculated using monthly figures. 3. Annualized interest expense divided by sum of average interest bearing liabilities and demand deposits. Impact of one-time provision expense due to change in provisioning models for group commercial loans lowered to Ch$40 billion

18 18 3 objectives for healthy growth / higher profitability Strategy and results Re-focusing on growth as economy recovers… I … by increasing client loyalty through an improved client experience and quality of service and expanding digital banking capabilities II Optimizing profitability and capital use to increase shareholder value in time III 19 19 Higher client satisfaction… 1. Measures the Net Promoter Score:% of clients that value with grade 6 and 7 subtracted by clients that value with grade 1 through 4 2. Average of competitor’s evaluations Strategy: II. Increasing client loyalty and expanding digital banking 56 52 Peer Group Global satisfaction individual clients1 2nd semester 2018 Product quality1 Service quality1 Image1 61 58 Peer Group 2nd semester 2018 60 56 Peer Group 2nd semester 2018 60 56 Peer Group 2nd semester 2018 9.7 9.3 8.2 1S2016 1S2017 1S2018 # of complaints for every 10 thousand debtors -4% -12% 2 2 2 2 Ranking Sernac Financiero

20 20 ….digital transformation inside and out… +75% Digital Consumer Operations QoQ ‘17-’18 +27% MAU1 APP YoY ‘17-’18 +21% Life consumer credit Dec’18-Mar’19 85% Of our Current Account holders are digital 2018 1. MAU = Monthly active users Strategy: II. Increasing client loyalty and expanding digital banking -67% In average time for card activation -56% In Response Time for requests YoY ‘17-’18 -90% In obsolescence -91% In daily incidents YoY ‘17-’18 YoY ‘14-’Feb19 YoY ‘15-’19 Front office Back office

Strategy: II. Increasing client loyalty and expanding digital banking

…is leading to higher client loyalty

Total Loyal Clients[1]


thousands
854
1,077
CAGR 5.6%
515
675
CAGR 6.5%
331
427
CAGR 10.7%
98
151
CAGR 6.2%
37
50
CAGR 7.0%
Jan-15
Mar-15
May-15
Jul-15
Sep-15
Nov-15
Jan-16
Mar-16
May-16
Jul-16
Sep-16
Nov-16
Jan-17
Mar-17
May-17
Jul-17
Sep-17
Nov-17
Jan-18
Mar-18
May-18
Jul-18
Sep-18
Nov-18
Jan-19
Mar-19
Total digital clients
Total loyal clients
Loyal high income
Loyal middle income
Loyal companies

Santander 21

1. Loyal high income and middle income customers with 4 products plus a minimum profitability level and a minimum usage indicator, as differentiated by segment. SME + Middle-market cross-selling differentiated by client size using a point system that depends on number of products, usage of products and income net of risk

22 22 Ch$bn 75.5 78.8 69.1 67.4 70.7 23.2 18.6 27.5 35.8 38.8 1Q18 2Q18 3Q18 4Q18 1Q19 Net fee income Financial trx Strategy: II. Increasing client loyalty and expanding digital banking Non-interest income (fee + financial trxs) Good growth in non-NII across business segments Ch$bn 3M19 YoY QoQ Retail 52.7 (3.2%) 2.4% Middle Market 9.9 9.2% 6.6% Corporate 7.6 (27.7%) 2.9% Subtotal 70.2 (5.1%) 3.0% Others1 0.4 (69.7%) (159.2%) Total Fees 70.7 (6.4%) 4.8%

23 23 Work Café 43 Traditional 337 11,444 11,280 3M18 3M19 379 380 3M18 3M19 948 926 3M18 3M19 Restructuring our physical distribution network Points of sale ATMs Employees +0.3% -2.3% -1.4% Strategy: II. Increasing client loyalty and expanding digital banking

24 24 Operating Expenses 170.9 186.0 181.6 183.4 180.1 1Q18 2Q18 3Q18 4Q18 1Q19 Investing to improve productivity and efficiency Ch$bn 1. Operating expenses excluding Impairment and Other operating expenses 2. Efficiency ratio: Oper. Expense excluding impairment / Net interest income + fee income + financial transactions, and Other operating income, net Strategy: II. Increasing client loyalty and expanding digital banking Ch$bn 3M19 YoY QoQ Personnel expenses 94.6 5.6% (5.3%) Administrative expenses 59.3 (4.5%) (4.3%) Depreciation 26.2 36.4% 21.5% Operating expenses 180.1 5.4% (1.8%) Efficiency ratio 42.5% +387bp +251bp Cost/Assets 1.8% -5bp -5bp

25 25 3 objectives for healthy growth / higher profitability Strategy and results … by increasing client loyalty through an improved client experience and quality of service and expanding digital banking capabilities II Optimizing profitability and capital use to increase shareholder value in time III Re-focusing on growth as economy recovers…

26 26 20bp of capital generated in the quarter despite lower ROE Strategy: III. Optimizing profitability and capital BIS Ratio 11.1% 10.6% 10.8% 3M18 12M18 3M19 Core capital 14.0% 13.4% 13.6% 3M18 12M18 3M19 Payout of 60%. Dividend yield of 3.7%

27 27 ROAE down in the quarter but we remain above the competition Strategy: III. Optimizing profitability and capital 3M19 2018 2017 2016 2015 Santander 15.3% 19.2% 19.2% 17.1% 17.1% Chile 12.2% 18.7% 19.3% 19.6% 21.3% BCI 13.7% 13.5% 14.0% 14.7% 17.5% Itaú Corpbanca 3.4% 5.3% 1.8% 0.1% 14.8% Scotiabank 12.5% 8.6% 12.0% 11.5% 11.2%

28 28 Agenda Macro-economic environment Strategy and results Outlook

29 29 Sound outlook for rest of 2019 xGoing forward we expect inflation to normalize, rates to remain stable at 3.0% and GDP growth to pick up. GDP growth estimate of 3.0% in 2019 xAmbitious investment plan announced focusing on technology and new businesses xEstimated loan growth of 8-10% with growth accelerating in higher yielding retail loans xNIMs of 4.3%-4.4% in remaining quarters, depending on inflation and velocity of rate rises xGreater client loyalty and higher client treasury income should drive non-interest income xRecurring* cost of credit of 1.0% with stable asset quality. xEfficiency ratio ~40.0% led by improved productivity through digitalization xEffective tax rate of ~22% Outlook Recurring ROAE* of 18% in 2019 • Excluding the effect of the change in provisioning models for commercial loans analyzed on a group basis.

30 Our purpose is to help people and business prosper. Our culture is based on believing that everything we do should be: Thank You.

31 31 Annexes

Annexes

Unaudited Balance Sheet	Mar-19	Mar-19	Mar-18	Mar-19/Mar-18
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	2,280,593	1,550,598	1,599,697	(3.1%)
Cash items in process of collection	603,927	410,616	511,561	(19.7%)
Trading investments	139,442	94,808	172,501	(45.0%)
Investments under resale agreements	7,376	5,015	-	--%
Financial derivative contracts	4,387,684	2,983,230	2,000,057	49.2%
Interbank loans, net	38,849	26,414	9,227	186.3%
Loans and account receivables from customers, net	43,798,866	29,779,287	27,524,777	8.2%
Available for sale investments	4,116,786	2,799,044	2,992,498	(6.5%)
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	48,680	33,098	28,274	17.1%
Intangible assets	93,103	63,302	62,458	1.4%
Property, plant and equipment	295,764	201,093	232,626	(13.6%)
Right of use assets	293,464	199,529	-	--%
Current taxes	14,995	10,195	6,756	50.9%
Deferred taxes	613,202	416,922	372,665	11.9%
Other assets	1,609,645	1,094,414	920,765	18.9%
Total Assets	**58,342,376**	**39,667,565**	**36,433,862**	**8.9%**
Deposits and other demand liabilities	12,540,399	8,526,343	8,175,608	4.3%
Cash items in process of being cleared	405,487	275,695	354,046	(22.1%)
Obligations under repurchase agreements	177,869	120,935	105,899	14.2%
Time deposits and other time liabilities	19,025,611	12,935,703	11,968,775	8.1%
Financial derivatives contracts	3,745,115	2,546,341	1,921,807	32.5%
Interbank borrowings	2,551,607	1,734,863	1,322,512	31.2%
Issued debt instruments	12,551,986	8,534,221	7,795,573	9.5%
Other financial liabilities	317,511	215,879	243,684	(11.4%)
Leasing contract obligations	227,735	154,839	-	--%
Current taxes	-	-	-	--%
Deferred taxes	88,635	60,264	11,221	437.1%
Provisions	502,747	341,823	339,901	0.6%
Other liabilities	1,253,798	852,470	982,368	(13.2%)
Total Liabilities	**53,388,501**	**36,299,376**	**33,221,394**	**9.3%**
Equity				
Capital	1,310,913	891,303	891,303	--%
Reserves	2,828,348	1,923,022	1,781,818	7.9%
Valuation adjustments	7,855	5,341	(4,348)	(222.8%)
Retained Earnings:				
Retained earnings from prior years	870,559	591,902	564,815	4.8%
Income for the period	184,480	125,430	151,016	(16.9%)
Minus: Provision for mandatory dividends	(316,512)	(215,200)	(214,749)	0.2%
Total Shareholders' Equity	4,885,644	3,321,798	3,169,855	4.8%
Non-controlling interest	68,231	46,391	42,613	8.9%
Total Equity	**4,953,875**	**3,368,189**	**3,212,468**	**4.8%**
Total Liabilities and Equity	**58,342,376**	**39,667,565**	**36,433,862**	**8.9%**

1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1

32

Annexes

Unaudited YTD Income Statement	Mar-19	Mar-19	Mar-18	Mar-19/Mar-18
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	677,665	460,751	528,052	(12.7%)
Interest expense	(203,042)	(138,050)	(181,337)	(23.9%)
Net interest income	**474,623**	**322,701**	**346,715**	**(6.9%)**
Fee and commission income	178,503	121,366	124,154	(2.2%)
Fee and commission expense	(74,555)	(50,691)	(48,660)	4.2%
Net fee and commission income	**103,948**	**70,675**	**75,494**	**(6.4%)**
Net income (expense) from financial operations	(247,842)	(168,510)	(27,174)	520.1%
Net foreign exchange gain	304,974	207,355	50,395	311.5%
Total financial transactions, net	**57,133**	**38,845**	**23,221**	**67.3%**
Other operating income	7,583	5,156	6,307	(18.2%)
Net operating profit before provisions for loan losses	**643,287**	**437,377**	**451,737**	**(3.2%)**
Provision for loan losses	**(112,182)**	**(76,274)**	**(75,405)**	**1.2%**
Net operating profit	**531,104**	**361,103**	**376,332**	**(4.0%)**
Personnel salaries and expenses	(139,073)	(94,557)	(89,516)	5.6%
Administrative expenses	(87,270)	(59,336)	(62,155)	(4.5%)
Depreciation and amortization	(38,480)	(26,163)	(19,180)	36.4%
Op. expenses excl. Impairment and Other operating expenses	**(264,823)**	**(180,056)**	**(170,851)**	**5.4%**
Impairment of property, plant and equipment	-	-	(39)	(100.0%)
Other operating expenses	(20,834)	(14,165)	(9,921)	42.8%
Total operating expenses	**(285,657)**	**(194,221)**	**(180,811)**	**7.4%**
Operating income	**245,447**	**166,882**	**195,521**	**(14.6%)**
Income from investments in associates and other companies	1,358	923	825	11.9%
Income before tax	**246,805**	**167,805**	**196,346**	**(14.5%)**
Income tax expense	(61,988)	(42,146)	(44,553)	(5.4%)
Net income from ordinary activities	**184,817**	**125,659**	**151,793**	**(17.2%)**
Net income discontinued operations	-	-	-	--%
Net income attributable to:				
Non-controlling interest	337	229	777	(70.5%)
Net income attributable to equity holders of the Bank	**184,480**	**125,430**	**151,016**	**(16.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1

Santander

33

Annexes

Unaudited Quarterly Income Statement	1Q19	1Q19	4Q18	1Q18	1Q19/1Q18	1Q19/4Q18
	US$ Ths[1]		Ch$ Million		% Chg.	
Interest income	677,665	460,751	587,413	528,052	(12.7%)	(21.6%)
Interest expense	(203,042)	(138,050)	(229,812)	(181,337)	(23.9%)	(39.9%)
Net interest income	**474,623**	**322,701**	**357,601**	**346,715**	**(6.9%)**	**(9.8%)**
Fee and commission income	178,503	121,366	119,309	124,154	(2.2%)	1.7%
Fee and commission expense	(74,555)	(50,691)	(51,871)	(48,660)	4.2%	(2.3%)
Net fee and commission income	**103,948**	**70,675**	**67,438**	**75,494**	**(6.4%)**	**4.8%**
Net income (expense) from financial operations	(247,842)	(168,510)	37,804	(27,174)	520.1%	(545.7%)
Net foreign exchange gain	304,974	207,355	(2,034)	50,395	311.5%	(10294.4%)
Total financial transactions, net	**57,133**	**38,845**	**35,770**	**23,221**	**67.3%**	**8.6%**
Other operating income	7,583	5,156	10,769	6,307	(18.2%)	(52.1%)
Net operating profit before provisions for loan losses	**643,287**	**437,377**	**471,578**	**451,737**	**(3.2%)**	**(7.3%)**
Provision for loan losses	**(112,182)**	**(76,274)**	**(73,283)**	**(75,405)**	**1.2%**	**4.1%**
Net operating profit	**531,104**	**361,103**	**398,295**	**376,332**	**(4.0%)**	**(9.3%)**
Personnel salaries and expenses	(139,073)	(94,557)	(99,872)	(89,516)	5.6%	(5.3%)
Administrative expenses	(87,270)	(59,336)	(62,009)	(62,155)	(4.5%)	(4.3%)
Depreciation and amortization	(38,480)	(26,163)	(21,542)	(19,180)	36.4%	21.5%
Op. expenses excl. Impairment and Other operating expenses	**(264,823)**	**(180,056)**	**(183,423)**	**(170,851)**	**5.4%**	**(1.8%)**
Impairment of property, plant and equipment	-	-	-	(39)	(100.0%)	--%
Other operating expenses	(20,834)	(14,165)	(13,474)	(9,921)	42.8%	5.1%
Total operating expenses	**(285,657)**	**(194,221)**	**(196,897)**	**(180,811)**	**7.4%**	**(1.4%)**
Operating income	**245,447**	**166,882**	**201,398**	**195,521**	**(14.6%)**	**(17.1%)**
Income from investments in associates and other companies	1,358	923	(128)	825	11.9%	(821.1%)
Income before tax	**246,805**	**167,805**	**201,270**	**196,346**	**(14.5%)**	**(16.6%)**
Income tax expense	(61,988)	(42,146)	(42,136)	(44,553)	(5.4%)	0.0%
Net income from ordinary activities	**184,817**	**125,659**	**159,134**	**151,793**	**(17.2%)**	**(21.0%)**
Net income discontinued operations	-	-	-	-	--%	--%
Net income attributable to:						
Non-controlling interest	337	229	2,490	777	(70.5%)	(90.8%)
Net income attributable to equity holders of the Bank	**184,480**	**125,430**	**156,644**	**151,016**	**(16.9%)**	**(19.9%)**

1. The exchange rate used to calculate the figures in dollars was Ch$679.91 / US$1

Santander

34

Annexes: Key Indicators

Profitability and efficiency	Mar-19	Mar-18	Change bp
Net interest margin (NIM) [1]	3.9%	4.5%	(61)
Efficiency ratio[2]	42.5%	38.7%	387
Return on avg. equity	15.3%	19.4%	(406)
Return on avg. assets	1.3%	1.7%	(39)
Core Capital ratio	10.8%	11.1%	(30)
BIS ratio	13.6%	14.0%	(36)
Return on RWA	1.6%	2.1%	(50)

Asset quality ratios (%)	Mar-19	Mar-18	Change bp
NPL ratio[3]	2.0%	2.3%	(29)
Coverage of NPLs ratio [4]	127.4%	122.9%	453
Cost of credit[5]	1.0%	1.1%	(8)

Structure (#)	Mar-19	Mar-18	Change (%)
Branches	380	379	0.3%
ATMs	926	948	(2.3%)
Employees	11,280	11,444	(1.4%)

Market capitalization (YTD)	Mar-19	Mar-18	Change (%)
Net income per share (Ch$)	0.67	0.80	(16.9%)
Net income per ADR (US$)	0.39	0.53	(26.1%)
Stock price (Ch$/per share)	51.19	50.88	0.6%
ADR price (US$ per share)	29.75	33.51	(11.2%)
Market capitalization (US$mn)	14,016	15,855	(11.6%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. NIM = Net interest income annualized divided by interest earning assets.
2. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
3. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
4. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue.
5. Provision expense annualized divided by average loans.

Santander

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